UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.	CMS ENERGY BRASIL S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayers’ ID (CNPJ/MF)	Corporate Taxpayers’ ID (CNPJ/MF)
02.429.144/0001-93	02.150.569/0001-69
Company Registry (NIRE) 35.300.186.133	Company Registry (NIRE) 35.300.331.117

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”) and CMS Energy Brasil S.A. (“CMS Brasil”) (jointly the “Companies”), pursuant to Paragraph 4 of Article 157 of Law 6,404/76, and CVM Instruction 358/02, complementing the Material Facts published on April 12, 2007, hereby inform its shareholders and the market the following:

1. Pursuant to the terms of Resolution 941, dated June 05, 2007, published in the Diário Oficial da União on June 18, 2007, the Brazilian Electricity Regulatory Agency (“ANEEL”) approved the transfer to Perácio Participações S.A. (“Perácio”), CPFL Energia’s subsidiary, of 94,810,080 common shares and 94,810,080 preferred shares (jointly the “Shares”), held by CMS Electric & Gas, L.L.C., issued by CMS Brasil, equivalent to 100% of its capital (“Acquisition”).

2. Consequent to the above-mentioned approval, the parties informed that on the present date, the Acquisition operation was concluded, under the terms of the Share Purchase Agreement, dated April 12, 2007 (“Agreement”), with the transference of said shares to Perácio.

São Paulo, June 18, 2007

     CPFL Energia S.A.
José Antonio de Almeida Filippo
CFO and IRO

     CMS Energy Brasil S.A
José Antonio de Almeida Filippo
CFO and IRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.